SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

CIBA SPECIALTY CHEMICALS HOLDING INC.

(Exact name of Registrant as specified in its charter)

Klybeckstrasse 141
4002 Basel
Switzerland

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___	No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))

CIBA SPECIALTY CHEMICALS HOLDING INC.

On May 17, 2005, Ciba Specialty Chemicals Holding Inc. ("Ciba"), a stock corporation, received confirmation that the filing of the notarial deed (including the Amended Articles of Association) had been entered into the diary of the commercial register in Basel, Switzerland. As such, the capital reduction of the par value of Ciba's shares from CHF 3 per share to CHF 1 per share had been consummated and the associated payment to the shareholders of CHF 2 per share will be paid on May 18, 2005 (see attached notice). A report of the statutory auditors prepared by Ernst & Young Ltd. was also filed with the commercial register. A copy of English translations of the Amended Articles of Association, Ernst & Young Ltd. report, notice to the Swiss Exchange and a copy of the Swiss commercial register are attached hereto as Exhibits 3.1, 99.1, 99.2 and 99.3, respectively, and incorporated by reference herein.

     EXHIBIT INDEX
Exhibit	Description
3.1	English Translation of the Amended Articles of Association
99.1	English Translation of Ernst & Young Ltd. Report of the Statutory Auditors
99.2	English Translation of the Swiss Exchange Notice
99.3	Swiss Commercial Register

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    Ciba Specialty Chemicals Holding Inc.
    (Registrant)

Date May 18, 2005	By /s/ Oliver Strub	/s/ Max Dettwiler
	Oliver Strub	Max Dettwiler
	Head Corporate Law	Head Taxes, Corporate Law & Insurance